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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 001-35976
 Luxoft Holding, Inc

(Translation of registrant's name into English)

Akara Building
24 De Castro Street Wickhams Cay 1
Road Town, Tortola
British Virgin Islands

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

 EXPLANATORY NOTE

        Annexed hereto and incorporated herein by reference are copies of the following items:

        1.     Notice of Annual Meeting of the Shareholders of Luxoft Holding, Inc (the "Company") and Proxy Statement, dated August 14, 2014, to be mailed to the shareholders of the Company in connection with the Annual Meeting of the Company's Shareholders, which is scheduled to be held on September 12, 2014 (the "2014 Annual Meeting"), furnished as Exhibit 99.1 hereto.

        2.     Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the 2014 Annual Meeting, furnished as Exhibit 99.2 hereto.

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC
By: /s/ Dmitry Loschinin Name: Dmitry Loschinin Title: Chief Executive Officer and President
Date: August 14, 2014

 EXHIBIT INDEX

        The following exhibits are furnished as part of this Form 6-K:

99.1	Notice of Annual Meeting and Proxy Statement, dated August 14, 2014, in connection with the Annual Meeting of Shareholders of Luxoft Holding, Inc scheduled to be held on September 12, 2014.
99.2	Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Company's Annual Meeting of Shareholders scheduled to be held on September 12, 2014.

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EXPLANATORY NOTE
SIGNATURE
EXHIBIT INDEX